UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 29, 2023

ZALATORIS II ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40686	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

55 West 46th Street, 30th Floor

New York, New York 10036

(Address of principal executive offices) (Zip Code)

(917) 675-3106

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A Common Stock and one-third of one redeemable Public Warrant	ZLSWU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $ 0.0001 per Share	ZLS	The Nasdaq Stock Market LLC
Redeemable warrants, each exercisable for one Class A Common Stock at an exercise price of $11.50 per share	ZLSWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03. Material Modification to Rights of Security Holders.

Amendment of Memorandum and Articles of Association

As described in more detail in Item 5.03, on December 29, 2023, Zalatoris II Acquisition Corp., a Cayman Islands exempted company (the “Company”), held a virtual annual meeting (the “Annual Meeting”) of the Company’s shareholders pursuant to due notice in that certain Proxy Statement on Schedule 14(a) filed December 8, 2023, as amended (the “Proxy Statement”). At the Annual Meeting, the shareholders of the Company entitled to vote (the “Shareholders”) approved the Founder Share Amendment Proposal (as defined below) to amend the Amended and Restated Memorandum and Articles of Association and authorized the Company to file the Third Amendment to the Amended and Restated Memorandum and Articles of Association (the “Amended Charter”) with the Registrar of Companies in the Cayman Islands. Following approval of the Founder Share Amendment Proposal by the Shareholders, the Company promptly filed the Amended Charter with the Registrar of Companies in the Cayman Islands.

The foregoing summary is qualified by the full text of the Amended Charter, which is included as Exhibit 3.1.

Item 4.01. Changes in Registrant’s Certifying Accountant.

Ratification of Appointment of Auditor.

At the Annual Meeting, the Shareholders voted to ratify the appointment of Marcum LLP as its independent registered public accounting firm for the year ending December 31, 2023 (the “Ratification of Auditor Proposal”).

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

At the Annual Meeting, the Shareholders elected the five persons named in the Proxy Statement and whose names are included here as Exhibit 99, as directors of the Company for a three-year term expiring in 2026 or until their successor has been duly elected and qualified or until their earlier resignation, removal or death ( the “Election of Directors Proposal”).

Item 5.03. Amendments to Articles of Incorporation or Bylaws.

At the Annual Meeting, the Shareholders approved the Founder Share Amendment Proposal for the Company to adopt and file the Amended Charter, which the Company promptly filed following the Shareholders’ approval.

Pursuant to the proposal in the Proxy regarding the Amended Charter (the “Founder Share Amendment Proposal”), the Company is authorized to provide for the right of the holders of Class B common stock of Zalatoris II Acquisition Corp’s par value $0.0001 per share ( the “Zalatoris II Class B Common Stock or Founder Shares”) to convert such shares of Zalatoris II Class B common stock into shares of Class A common stock of Zalatoris II Acquisition Corp., par value $0.0001 per share (the “Zalatoris II Class A Common Stock”) on a one-one basis at the election of such holders.

The foregoing summary is qualified by the full text of the Amended Charter, which is included as Exhibit 3.1.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On the record date of November 1, 2023, the Company had 6,514,674 shares of Zalatoris II Class A Common Stock and 5,490,283 shares of Zalatoris II Class B Common Stock outstanding entitled to vote at the Annual Meeting. At the Annual Meeting, the Shareholders voted on three of the four proposals presented, as described in the Proxy Statement, and cast their votes as described below:

Proposal 1 – Founder Share Amendment Proposal

The Shareholders approved the Founder Share Amendment Proposal. The following is a tabulation of the voting results:

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,947,650	0	0	0

Proposal 2 – Election of Directors Proposal

The shareholders approved the Election of Directors Proposal. The following is a tabulation of the voting results.

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes
7,830,303	1,117,347	0	0

Proposal 3 – Ratification of Auditor Proposal

The shareholders approved the Ratification of Auditor Proposal. The following is a tabulation of the voting results.

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,947,650	0	0	0

Proposal 4 – Adjournment Proposal

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,446,915	500,735	0	0

The fourth proposal to adjourn the Annual Meeting (the “Adjournment Proposal”), was not presented at the Annual Meeting because the Founder Share Amendment Proposal, Election of Directors Proposal, and the Ratification of Auditor Proposal received sufficient favorable votes to be adopted.

Item 9.01.	Exhibits.

Exhibit Number	Description of Exhibit
3.1	Third Amendment to the Amended and Restated Memorandum and Articles of Association
99	List of Directors
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZALATORIS II ACQUISITION CORP.

Date: January 5, 2024	By:	/s/ Paul Davis
Paul Davis Chief Executive Officer

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